SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                            FORM 11-K

                          Annual Report

     (Mark One)

[ ]  Annual Report pursuant to Section 15(d) of the Securities
     Exchange Act of 1934

     For the fiscal year ended _______________________________

                                    Or

[X] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from
     April 1, 1996 to June 30, 1996
     ------------------------------

     Commission file number ___________________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   THE EARTHGRAINS COMPANY EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      THE EARTHGRAINS COMPANY
                      8400 Maryland Avenue
                      St. Louis, Missouri 63105


                     REQUIRED INFORMATION

Item 1.  The Plan is subject to ERISA.  See Item 4.

Item 2.  The Plan is subject to ERISA.  See Item 4.

Item 3.  The Plan is subject to ERISA.  See Item 4.

Item 4.  Financial Statements and Exhibits.
         ----------------------------------

    (a)  Financial Statements:

         Audited Statement of Net Assets Available for Benefits at June 30, 1997, June 30, 1996 and March 31, 1996.

         Audited Statement of Changes in Net Assets Available for Benefits for the twelve months ended June 30, 1997, for the three months ended June 30, 1996, and for the twelve months ended March 31, 1996.

         Notes to Financial Statements

         Line 27a - Schedule of Assets Held for Investment Purposes at June 30, 1997.

         Line 27d - Schedule of Reportable Transactions for the twelve months ended June 30, 1997.

         Appendix information has not been provided.

    (b)  Exhibits:

         Exhibit 23 Consent of Independent Accountants


                            SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                      THE EARTHGRAINS COMPANY EMPLOYEE
                      STOCK OWNERSHIP/401(K) PLAN

                      By: EDWARD J. WIZEMAN
                          -------------------------
                          Edward J. Wizeman
                          Administrative Committee Member

Date:  December 23, 1997

THE EARTHGRAINS
COMPANY EMPLOYEE
STOCK OWNERSHIP/
401(K) PLAN
Financial Statements and
Additional Information
June 30, 1997, June 30, 1996
and March 31, 1996

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(K) PLAN
Index to Financial Statements and Additional Information
June 30, 1997
---------------------------------------------------------------------------


Page

Report of Independent Accountants                                      1

Financial Statements:

     Statements of Net Assets Available for Benefits
     with fund Information                                            2-4

     Statements of Changes in Net Assets Available for
     Benefits with Fund Information                                   5-7

Notes to Financial Statements                                        8-12
Additional Information*:

     Line 27a-Schedule of Assets Held for
     Investment Purposes, June 30, 1997                        Schedule I

     Line 27d-Schedule of Reportable Transactions,
     12 months Ended June 30, 1997                            Schedule II







* Other schedules required by Section 2520.103-10 of Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Price Waterhouse LLP


                                Report of Indendent Accountants

September 19, 1997


To the Participants and Administrator
of The Earthgrains Company Employee
Stock Ownership/401(k) Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Earthgrains Employee Stock Ownership/401(k) Plan at June 30, 1997, June 30, 1996 and March 31, 1996, and the changes in net assets available for benefits for the periods then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected tot he auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP
Price Waterhouse LLP

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(K) PLAN
Statement of Net Assets Available for Benefits with Fund Information
June 30, 1997
Page 2
---------------------------------------------------------------------------


                                             The         Anheuser-                                                Fidelity
                                          Earthgrains     Busch        Fidelity      Fidelity      Fidelity U.S.   asset
                                            Company      Companies   money marked  Intermediate    equity index   manager
                                          stock fund     stock fund   trust fund     bond fund       portfolio      fund

Assets
Receivables:
  Contributions:
    Participant                             $   -         $   -       $   -         $   -           $   -         $   -
    Employer                                  204,557
  Other                                                    279,178
  Interest                                        518          196            16            24             114            45
                                           ----------   ----------    ----------    ----------      ----------    ----------
                                              205,075      279,374            16            24             114            45
                                           ----------   ----------    ----------    ----------      ----------    ----------
Investments, at fair value
  The Earthgrains Company Common Stock*    38,345,398
  Anheuser-Busch Companies, Inc.
      Common Stock*                                     10,244,638
  The Earthgrains Company Fidelity Money
      Market Trust Fund                                                  277,279
  The Earthgrains Company Fidelity
      Intermediate Bond Fund                                                          639,641
  The Earthgrains Company Fidelity
      U.S. Equity  Index Portfolio*                                                                 3,346,578
  The Earthgrains Company Fidelity Asset
      Manager Fund                                                                                                 1,061,911
  The Earthgrains Company Fidelity
      Contra Fund
  Participant loans                                 -            -             -             -               -             -
                                           ----------   ----------    ----------    ----------      ----------    ----------
    Total Investments                      38,345,398   10,244,638       277,279       639,641       3,346,578     1,061,911
                                           ----------   ----------    ----------    ----------      ----------    ----------
    Total Assets                           38,550,473   10,524,012       277,295       639,665       3,346,692     1,061,956
                                           ----------   ----------     ---------    ----------      ----------    ----------

Liabilities:
  Notes payable                            14,446,624
  Other payable                               204,572            5             1             1               3             -
                                           ----------   ----------    ----------    ----------      ----------    ----------
    Total Liabilities:                     14,651,196            5             1             1               3             -
                                           ----------   ----------    ----------    ----------      ----------    ----------
Net Assets available for benefits         $23,899,277  $10,524,007      $277,294      $639,664      $3,346,689    $1,061,956
                                          ===========  ===========    ==========    ==========      ==========    ==========

* Represents more than 5% of net assets available for benefits

                                                       Fidelity   Participant
                                                        contra      loans
                                                         fund        fund         Total

Assets
Receivables:
  Contributions:
    Participant                                        $       -  $     -       $      -
    Employer                                                                     204,557
  Other                                                                          279,178
  Interest                                                    16        -            929
                                                       --------- ----------   ----------
                                                              16        -        484,664
                                                       --------- ----------   ----------
Investments, at fair value
  The Earthgrains Company Common Stock*                                       38,345,398
  Anheuser-Busch Companies, Inc. Common Stock*                                10,244,638
  The Earthgrains Company Fidelity Money
      Market Trust Fund                                                          277,279
  The Earthgrains Company Fidelity
      Intermediate Bond Fund                                                     639,641
  The Earthgrains Company Fidelity U.S. Equity
      Index Portfolio*                                                         3,346,578
  The Earthgrains Company Fidelity Asset
      Manager Fund                                                             1,061,911
  The Earthgrains Company Fidelity Contra Fund           982,384                 982,384
  Participant loans                                            -    400,707      400,707
                                                       --------- ----------   ----------
    Total Investments                                    982,384    400,707   55,298,536
                                                       --------- ----------   ----------
    Total Assets                                         982,400    400,707   55,783,200
                                                       --------- ----------   ----------
Liabilities:
  Notes payable                                                -          -   14,446,624
  Other payable                                                -          -      204,582
                                                       --------- ----------   ----------
    Total Liabilities:                                                        14,651,206
                                                       --------- ----------   ----------
Net Assets available for benefits                       $982,400   $400,707  $41,131,994
                                                       ========= ==========   ==========

* Represents more than 5% of net assets available for benefits

    The accompanying notes are an integral part of these financial statements.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(K) PLAN
Statement of Net Assets Available for Benefits with Fund Information
June 30, 1996
Page 3
--------------------------------------------------------------------------


                                             The         Anheuser-                                                Fidelity
                                          Earthgrains     Busch        Fidelity      Fidelity      Fidelity U.S.   asset
                                            Company      Companies   money marked  Intermediate    equity index   manager
                                          stock fund     stock fund   trust fund     bond fund       portfolio      fund

Assets
Receivables:
  Contributions:
    Participant                             $   -         $   -       $   -         $   -           $   -         $   -
    Employer                                    -             -           -             -               -             -
  Interest                                      -             -           -             -               -             -
                                           ----------   ----------    ----------    ----------      ----------    ----------
                                                -             -           -             -               -             -
                                           ----------   ----------    ----------    ----------      ----------    ----------
Investments, at fair value
  The Earthgrains Company Common Stock        701,452
  Anheuser-Busch Companies, Inc.
      Common Stock*                                     11,366,764
  The Earthgrains Company Fidelity Money
      Market Trust Fund                                                  225,063
  The Earthgrains Company Fidelity
      Intermediate Bond Fund                                                          679,111
  The Earthgrains Company Fidelity
      U.S. Equity  Index Portfolio*                                                                 1,721,787
  The Earthgrains Company Fidelity Asset
      Manager Fund                                                                                                   747,981
  The Earthgrains Company Fidelity
      Contra Fund
  Participant loans                                 -            -             -             -               -             -
                                           ----------   ----------    ----------    ----------      ----------    ----------
    Total Investments                         701,452   11,366,764       225,063       679,111       1,721,787       747,981
                                           ----------   ----------    ----------    ----------      ----------    ----------
    Total Assets                              701,452   11,366,764       225,063       679,111       1,721,787       747,981
                                           ----------   ----------     ---------    ----------      ----------    ----------

Liabilities:
    Total Liabilities:                              -            -             -             -               -             -
                                           ----------   ----------    ----------    ----------      ----------    ----------
Net Assets available for benefits            $701,452  $11,366,764      $225,063      $679,111      $1,721,787      $747,981
                                          ===========  ===========    ==========    ==========      ==========    ==========

* Represents more than 5% of net assets available for benefits

                                                       Fidelity   Participant
                                                        contra      loans
                                                         fund        fund         Total

Assets
Receivables:
 Contributions:
    Participant                                        $       -  $     -       $      -
    Employer                                                   -        -              -
  Interest                                                     -        -              -
                                                       --------- ----------   ----------
                                                               -        -              -
                                                       --------- ----------   ----------
Investments, at fair value
  The Earthgrains Company Common Stock                                           701,452
  Anheuser-Busch Companies, Inc. Common Stock*                                11,366,764
  The Earthgrains Company Fidelity Money
      Market Trust Fund                                                          225,063
  The Earthgrains Company Fidelity
      Intermediate Bond Fund                                                     679,111
  The Earthgrains Company Fidelity U.S. Equity
      Index Portfolio*                                                         1,721,787
  The Earthgrains Company Fidelity Asset
      Manager Fund                                                               747,981
  The Earthgrains Company Fidelity Contra Fund
  Participant loans                                            -    371,877      371,877
                                                       --------- ----------   ----------
    Total Investments                                          -    371,877      371,877
                                                       --------- ----------   ----------
    Total Assets                                               -    371,877      371,877
                                                       --------- ----------   ----------
Liabilities:
    Total Liabilities:                                         -          -            -
                                                       --------- ----------   ----------
Net Assets available for benefits                              -   $371,877     $371,877
                                                       ========= ==========   ==========

* Represents more than 5% of net assets available for benefits

    The accompanying notes are an integral part of these financial statements.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(K) PLAN
Statement of Net Assets Available for Benefits with Fund Information
March 31, 1996
Page 4
---------------------------------------------------------------------------


                                             The         Anheuser-                                                Fidelity
                                          Earthgrains     Busch        Fidelity      Fidelity      Fidelity U.S.   asset
                                            Company      Companies   money marked  Intermediate    equity index   manager
                                          stock fund     stock fund   trust fund     bond fund       portfolio      fund

Assets
Receivables:
  Contributions:
    Participant                             $   -         $ 49,604    $    1,179    $    4,716      $    1,768    $    3,536
    Employer
  Interest                                      -             -           -             -               -             -
                                           ----------   ----------    ----------    ----------      ----------    ----------
                                                -           49,604         1,179         4,716           1,768         3,536
                                           ----------   ----------    ----------    ----------      ----------    ----------
Investments, at fair value
  The Earthgrains Company Common Stock        183,955
  Anheuser-Busch Companies, Inc.
      Common Stock*                                     10,437,756
  The Earthgrains Company Fidelity Money
      Market Trust Fund                                                  209,780
  The Earthgrains Company Fidelity
      Intermediate Bond Fund                                                          663,851
  The Earthgrains Company Fidelity
      U.S. Equity  Index Portfolio*                                                                 1,461,423
  The Earthgrains Company Fidelity Asset
      Manager Fund                                                                                                   683,163
  The Earthgrains Company Fidelity
      Contra Fund
  Participant loans                                 -            -             -             -               -             -
                                           ----------   ----------    ----------    ----------      ----------    ----------
    Total Investments                         183,955   10,437,756       209,780       663,851       1,461,423       683,163
                                           ----------   ----------    ----------    ----------      ----------    ----------
    Total Assets                              183,955   10,437,756       209,780       663,851       1,461,423       683,163
                                           ----------   ----------     ---------    ----------      ----------    ----------

Liabilities:
    Total Liabilities:                              -            -             -             -               -             -
                                           ----------   ----------    ----------    ----------      ----------    ----------
Net Assets available for benefits            $183,955  $10,437,756      $209,780      $663,851      $1,461,423      $683,163
                                          ===========  ===========    ==========    ==========      ==========    ==========

* Represents more than 5% of net assets available for benefits

                                                       Fidelity   Participant
                                                        contra      loans
                                                         fund        fund         Total

Assets
Receivables:
 Contributions:
    Participant                                        $       -  $     -        $60,803
    Employer                                                   -        -              -
  Interest                                                     -        -              -
                                                       --------- ----------   ----------
                                                               -        -         60,803
                                                       --------- ----------   ----------
Investments, at fair value
  The Earthgrains Company Common Stock                                           183,955
  Anheuser-Busch Companies, Inc. Common Stock*                                10,436,756
  The Earthgrains Company Fidelity Money
      Market Trust Fund                                                          209,780
  The Earthgrains Company Fidelity
      Intermediate Bond Fund                                                     663,851
  The Earthgrains Company Fidelity U.S. Equity
      Index Portfolio*                                                         1,461,423
  The Earthgrains Company Fidelity Asset
      Manager Fund                                                               683,163
  The Earthgrains Company Fidelity Contra Fund
  Participant loans                                            -    178,821      178,821
                                                       --------- ----------   ----------
    Total Investments                                          -    178,821   13,818,749
                                                       --------- ----------   ----------
    Total Assets                                               -    178,821   13,818,749
                                                       --------- ----------   ----------
Liabilities:
    Total Liabilities:                                         -          -            -
                                                       --------- ----------   ----------
Net Assets available for benefits                              -   $178,821  $13,818,749
                                                       ========= ==========   ==========

* Represents more than 5% of net assets available for benefits

    The accompanying notes are an integral part of these financial statements.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(K) PLAN
Statement of Changes in Net Assets Available for Benefits with Fund
Information
12 Months Ended June 30, 1997
Page 5
---------------------------------------------------------------------------


                                             The         Anheuser-                                                Fidelity
                                          Earthgrains     Busch        Fidelity      Fidelity      Fidelity U.S.   asset
                                            Company      Companies   money marked  Intermediate    equity index   manager
                                          stock fund     stock fund   trust fund     bond fund       portfolio      fund

Additions to net assets attributed to:
  Contributions:
    Employer                               $3,462,904     $      -     $       -    $        -      $        -     $       -
    Participant                             2,075,936      (19,380)      110,125       163,335         790,601       308,857
                                           ----------   ----------    ----------    ----------      ----------    ----------
                                            5,538,840      (19,380)      110,125       163,335         790,601       308,857
Investment income:
  Interest                                                                13,913        44,999                           501
  Dividends                                   121,414      271,184                                      74,231        80,247
  Net realized and unrealized appreciation
      in fair value of investment          17,703,333    1,309,924             -         5,665         720,357        98,566
                                           ----------   ----------    ----------    ----------      ----------    ----------
                                           17,824,747    1,581,108        13,913        50,664         794,588       179,314

  Total additions                          23,363,587    1,561,728       124,038       213,999       1,585,189       488,171
                                           ----------   ----------    ----------    ----------      ----------    ----------
Deductions from net assets attributed to:
  Distributions to participants               268,512      830,572        17,088        31,127         166,051        76,711
  Interest expense                          1,207,523
  Administrative expenses                      14,800           23           483           807           3,708         1,451
                                           ----------   ----------    ----------    ----------      ----------    ----------
    Total deductions                        1,490,835      830,572        17,571        31,127         166,051        76,711
                                           ----------   ----------    ----------    ----------      ----------    ----------
Transfer of assets from (to)
  Anheuser-Busch plans                        522,155      (52,115)         (642)         (681)        (34,077)       (8,915)
Interfund transfer in (out)                   802,918   (1,521,775)      (53,594)     (220,831)        243,549       (87,119)
                                           ----------   ----------    ----------    ----------      ----------    ----------
Net transfer in (out)                       1,325,073   (1,573,890)      (54,236)     (221,512)        209,472       (96,034)
                                           ----------   ----------    ----------    ----------      ----------    ----------
Net increase (decrease)                    23,197,825     (842,757)       52,231       (39,447)      1,624,902       313,975
Net assets available for benefits,
  beginning of year                           701,452   11,366,764       225,063       679,111       1,721,787       747,981
                                           ----------   ----------    ----------    ----------      ----------    ----------
Net assets available for benefits,
  end of year                             $23,899,277  $10,524,007      $277,294      $639,664      $3,346,689    $1,061,956
                                          ===========  ===========    ==========    ==========      ==========    ==========


                                                       Fidelity        Participant
                                                        contra           loans
                                                         fund             fund         Total

Additions to net assets attributed to:
  Contributions:
    Employer                                           $       -         $     -     $3,462,904
    Participant                                           52,487         174,167      3,656,128
                                                       ---------      ----------     ----------
                                                          52,487         174,167      7,119,032
Investment income:
  Interest                                                                     3         59,416
  Dividends                                               16,945                        564,021
  Net realized and unrealized appreciation
      in fair value of investment                         85,211               -     19,923,056
                                                       ---------      ----------     ----------
                                                         102,156               3     20,546,493

  Total additions                                        154,643         174,170     27,665,525
                                                       ---------      ----------     ----------
Deductions from net assets attributed to:
  Distributions to participants                            1,392         152,958      1,544,411
  Interest expense                                                                    1,207,523
  Administrative expenses                                      4               -         21,276
                                                       ---------      ----------     ----------
    Total deductions                                       1,396         152,958      2,773,210
                                                       ---------      ----------     ----------
Transfer of assets from (to)
  Anheuser-Busch plans                                       (81)                       425,644
Interfund transfer in (out)                              829,234           7,618              -
                                                       ---------      ----------     ----------
Net transfer in (out)                                    829,153           7,618        425,644
                                                       ---------      ----------     ----------
Net increase (decrease)                                  982,400          28,830     25,317,959
Net assets available for benefits,
  beginning of year                                            -         371,877     15,814,035
                                                       ---------      ----------     ----------
Net assets available for benefits,
  end of year                                           $982,400        $400,707    $41,131,994
                                                       =========      ==========    ===========


    The accompanying notes are an integral part of these financial statements.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(K) PLAN
Statement of Changes in Net Assets Available for Benefits with Fund
Information
3 Months Ended June 30, 1996
Page 6
---------------------------------------------------------------------------


                                             The         Anheuser-                                                Fidelity
                                          Earthgrains     Busch        Fidelity      Fidelity      Fidelity U.S.   asset
                                            Company      Companies   money marked  Intermediate    equity index   manager
                                          stock fund     stock fund   trust fund     bond fund       portfolio      fund

Additions to net assets attributed to:
  Contributions:
    Employer                               $        -     $      -     $       -    $        -      $        -     $       -
    Participant                               429,504                     17,974        39,764         157,133        68,387
                                           ----------   ----------    ----------    ----------      ----------    ----------
                                              429,504                     17,974        39,764         157,133        68,387
Investment income:
  Interest
  Dividends
  Net realized and unrealized appreciation
      in fair value of investment                  26      183,394           200         1,403          11,421         7,013
                                           ----------   ----------    ----------    ----------      ----------    ----------
                                                   26      183,394           200         1,403          11,421         7,013

  Total additions                             429,530      183,394        18,174        41,167         168,554        75,400
                                           ----------   ----------    ----------    ----------      ----------    ----------
Deductions from net assets attributed to:
  Distributions to participants                 9,759      302,928        10,383        24,656          57,565        38,199
  Interest expense
  Administrative expenses                           -            -             -             -               -             -
                                           ----------   ----------    ----------    ----------      ----------    ----------
    Total deductions                            9,759      302,928        10,383        24,656          57,565        38,199
                                           ----------   ----------    ----------    ----------      ----------    ----------
Transfer of assets from (to)
  Anheuser-Busch plans                         97,726      998,938         6,313        (5,967)        147,607        24,081
                                           ----------   ----------    ----------    ----------      ----------    ----------
Net increase (decrease)                       517,497      879,404        14,104        10,544         258,596        61,282
Net assets available for benefits,
  beginning of year                           183,955   10,487,360       210,959       668,567       1,463,191       686,699
                                           ----------   ----------    ----------    ----------      ----------    ----------
Net assets available for benefits,
  end of year                             $   701,452  $11,366,764      $225,063      $679,111      $1,721,787    $  747,981
                                          ===========  ===========    ==========    ==========      ==========    ==========


                                                       Fidelity        Participant
                                                        contra           loans
                                                         fund             fund         Total

Additions to net assets attributed to:
  Contributions:
    Employer                                           $       -         $     -     $        -
    Participant                                                                         712,762
                                                       ---------      ----------     ----------
                                                               -               -        712,762
Investment income:
  Interest                                                                40,653         40,653
  Dividends                                                                                   -
  Net realized and unrealized appreciation
      in fair value of investment                              -               -        203,457
                                                       ---------      ----------     ----------
                                                               -          40,653        244,110

  Total additions                                              -          40,653        956,872
                                                       ---------      ----------     ----------
Deductions from net assets attributed to:
  Distributions to participants                                              665        444,155
  Interest expense                                                                            -
  Administrative expenses                                      -               -              -
                                                       ---------      ----------     ----------
    Total deductions                                           -             665        444,155
                                                       ---------      ----------     ----------
Transfer of assets from (to)
  Anheuser-Busch plans                                                   153,068      1,421,766
                                                       ---------      ----------     ----------
Net increase (decrease)                                                  193,056      1,934,483
Net assets available for benefits,
  beginning of year                                            -         178,821     13,879,552
                                                       ---------      ----------     ----------
Net assets available for benefits,
  end of year                                           $      -        $371,877    $15,814,035
                                                       =========      ==========    ===========


    The accompanying notes are an integral part of these financial statements.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(K) PLAN
Statement of Changes in Net Assets Available for Benefits with Fund
Information
12 Months Ended March 31, 1996
Page 7
---------------------------------------------------------------------------


                                             The         Anheuser-                                                Fidelity
                                          Earthgrains     Busch        Fidelity      Fidelity      Fidelity U.S.   asset
                                            Company      Companies   money marked  Intermediate    equity index   manager
                                          stock fund     stock fund   trust fund     bond fund       portfolio      fund

Additions to net assets attributed to:
  Contributions:
    Employer                               $        -     $767,066     $       -    $        -      $        -     $       -
    Participant                                          2,068,257        57,893       176,174         287,912       214,503
                                           ----------   ----------    ----------    ----------      ----------    ----------
                                                         2,835,323        57,893       176,174         287,912       214,503
Investment income:
  Interest                                                   4,420
  Dividends                                                 76,709
  Net realized and unrealized appreciation
      in fair value of investment              64,307    4,592,577         5,102        26,538         210,256       128,028
                                           ----------   ----------    ----------    ----------      ----------    ----------
                                               64,307    4,673,706         5,102        26,538         210,256       128,028

  Transfer in at Fund inception               119,648            -             -             -               -             -
                                           ----------   ----------    ----------    ----------      ----------    ----------
  Total additions                             183,955    7,509,029        62,995       202,712         498,168       342,531
                                           ----------   ----------    ----------    ----------      ----------    ----------
Deductions from net assets attributed to:
  Distributions to participants                            461,852         4,027        15,692          36,258        14,943
  Interest expense
  Administrative expenses                           -            -             -             -               -             -
                                           ----------   ----------    ----------    ----------      ----------    ----------
    Total deductions                                -      461,852         4,027        15,692          36,258        14,943
                                           ----------   ----------    ----------    ----------      ----------    ----------
Transfer of assets from (to)
  Anheuser-Busch plans                                    (539,761)       (1,179)        1,752           9,288        (3,536)
Interfund transfer in (out)                         -   (1,031,748)       24,852       232.921         591,910       108,486
                                           ----------   ----------    ----------    ----------      ----------    ----------
Net transfer in (out)                               -   (1,571,509)       23,673       234,673         601,198       104,950
                                           ----------   ----------    ----------    ----------      ----------    ----------
Net increase (decrease)                       183,955    5,475,668        82,641       421,693       1,063,108       432,538
Net assets available for benefits,
  beginning of year                                 -    5,011,692       128,318       246,874         400,083       254,161
                                           ----------   ----------    ----------    ----------      ----------    ----------
Net assets available for benefits,
  end of year                             $   183,955  $10,487,360      $210,959      $668,567      $1,463,191    $  686,699
                                          ===========  ===========    ==========    ==========      ==========    ==========


                                                       Fidelity        Participant
                                                        contra           loans
                                                         fund             fund         Total

Additions to net assets attributed to:
  Contributions:
    Employer                                           $       -         $     -     $  767,066
    Participant                                                                       2,804,739
                                                       ---------      ----------     ----------
                                                               -               -      3,571,805
Investment income:
  Interest                                                                 6,382         10,802
  Dividends                                                                              76,709
  Net realized and unrealized appreciation
      in fair value of investment                              -          (5,752)     5,021,056
                                                       ---------      ----------     ----------
                                                                             630      5,108,567

  Transfer in at Fund inception                                -               -        119,648
                                                       ---------      ----------     ----------

  Total additions                                              -             630      8,800,020
                                                       ---------      ----------     ----------
Deductions from net assets attributed to:
  Distributions to participants                                            1,875        534,674
  Interest expense                                                                            -
  Administrative expenses                                      -               -              -
                                                       ---------      ----------     ----------
    Total deductions                                           -           1,875        534,674
                                                       ---------      ----------     ----------
Transfer of assets from (to)
  Anheuser-Busch plans                                                                 (533,436)
Interfund transfer in (out)                                    -          73,579              -
                                                       ---------      ----------     ----------
Net transfer in (out)                                          -          73,579       (533,436)
                                                       ---------      ----------     ----------
Net increase (decrease)                                        -          72,334      7,731,937
Net assets available for benefits,
  beginning of year                                            -         106,487      6,147,615
                                                       ---------      ----------     ----------
Net assets available for benefits,
  end of year                                           $      -        $178,821    $13,879,552
                                                       =========      ==========    ===========


    The accompanying notes are an integral part of these financial statements.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 1997
Page 8
---------------------------------------------------------------------------
-------------

1.     Description of the plan

     The following summary of The Earthgrains Employee Stock
Ownership/401(k) Plan (Plan) is intended to provide only a general description of the Plan. Participants should refer to the plan document for more complete information.

     General
     The Earthgrains Company Employee Stock Ownership/401(k) Plan is an amendment and restatement, effective July 1, 1996, of The Earthgrains Company Employee Stock Ownership Plan. The Earthgrains Company Employee Stock Ownership Plan was an amendment and restatement, effective March 26, 1996, of the Anheuser-Busch Companies, Inc. Deferred Income Stock Purchase and Savings Plan (for certain employees of Campbell Taggart, Inc.), which was originally adopted by The Earthgrains Company (Earthgrains or the Company), formerly known as Campbell Taggart, Inc., effective July 1, 1994, for the exclusive benefit of its eligible employees.

     The Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of the Internal Revenue Code (Code), designed to primarily invest in Company common stock, and is intended to constitute a cash or deferred arrangement pursuant to section 401(k) of the Code.

     Plan amendments
     Effective March 26, 1996, Earthgrains was spun-off as an independent, public company from Anheuser-Busch Companies, Inc. (Anheuser-Busch). The Anheuser-Busch Deferred Income Stock Purchase and Savings Plan was amended and renamed The Earthgrains Company Employee Stock Ownership Plan, effective March 26, 1996, in order to make certain changes consistent with the Company's spin-off from Anheuser-Busch. On this date, provisions were added to the Plan to permit the leveraged acquisition of Company common stock by the Plan. Additionally, each participant's account in the Plan was credited with one share of Earthgrains common stock for every 25 shares of Anheuser-Busch common stock owned at the record date. As a result of this transaction, the Plan's assets were transferred from Anheuser-Busch to The Earthgrains Company and a new investment fund, The Earthgrains Company Stock Fund, was created to hold investments in Earthgrains common stock. Effective July 1, 1996, The Earthgrains Company Employee Stock Ownership Plan was amended and renamed The Earthgrains Company Stock Ownership/401(k) Plan and the Plan's year end was changed from March 31 to June 30.

     Plan administration
     The Plan's named fiduciaries are Earthgrains, as sponsor and plan administrator, and Wachovia Bank of North Carolina, N.A. as trustee. As sponsor, the Company has the right to amend the Plan, designate the Plan's named fiduciaries and exercise all fiduciary functions necessary for the operation of the Plan except those which are assigned to another named fiduciary by the Plan or the trust agreement. The Company has appointed the Human Resource Committee to exercise the trust agreement. The Company has appointed the Human Resource Committee to exercise the authority and responsibility for general administration of the Plan. The trustee has the exclusive authority and discretion to invest, manage and hold assets of the trust in accordance with the provisions of the Plan and the separate trust agreement.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 1997
Page 9
-------------------------------------------------------------------------

     Plan participation
     Each employee of a participating employer (other than employees covered by a collective bargaining agreement) is eligible to participate in the Plan after the employee has been credited with one year of service. Participation by eligible employees is voluntary.

     Contributions
     A participant may make matched and unmatched contributions. Both matched and unmatched contributions may be before-tax and after-tax. A participant may contribute from 1% to 3% of their compensation through payroll deduction for before-tax matched contributions and after-tax matched contributions. The sum of the matched contributions may not be less than 1% or more than 3% of the participant's compensation. In addition, the participant may contribute from 1%-16% of their compensation through payroll deduction for before-tax unmatched contributions and after-tax unmatched contributions; however, the maximum amount of before-tax contributions allowed in calendar year 1996 was $9,500. In addition, the sum of before-tax and after-tax contribution rates must not exceed 16% of a participant's compensation, subject to certain limitations of the Internal Revenue Code. The participant's employer then contributes a matching amount equal to 100% of the matched contributions, but no more than 3% of annual compensation.

     Participant contributions vest and become non-forfeitable immediately. Employer contributions vest and become non-forfeitable after two years of service. Employer contributions also vest upon termination of employment by reason of death, permanent disability, upon termination of employment after reaching age 60, or in the event of a "change in control" of the Company (as defined in the Plan). Forfeitures of nonvested balances are used to pay administrative Plan expenses.

     Investments
     The trustee maintains The Earthgrains Company Stock Fund, the Anheuser-Busch Stock Fund, the Fidelity Retirement Money Market Portfolio, the Fidelity Intermediate Bond Fund, the Fidelity Asset Manager Fund, the Fidelity U.S. Equity Index Portfolio and the Fidelity Contra Fund for the investment of participant and employer contributions. All employer contributions are invested in The Earthgrains Company Stock Fund. At least 50% of each participant's matched contributions must be invested in The Earthgrains Company Stock Fund for at least one full plan year after the date the matched contributions are credited to the Plan. After the participant's matched contributions have matured, they may elect to invest the matched contributions in other investment funds. The balance of contributions can be invested in increments of 1% into any fund established under the Plan. Earnings are reinvested in the fund to which they relate.

     Distributions
     The Plan permits three types of in-service withdrawals: a non-hardship withdrawal, an age 59 1/2 withdrawal and a hardship withdrawal, as defined in the Plan document, subject to certain restrictions. Distributions for terminations are comprised of the participant's vested account balance. Employer contributions may or may not be vested depending on the circumstances of the terminations as defined in the plan document. Any portion not vested will be forfeited if the

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 1997
Page 10
--------------------------------------------------------------------------

participant is terminated and does not return to work within five years. Termination distributions from The Earthgrains Company Stock Fund and the Anheuser-Busch Stock Fund will be in the form of a stock certificate for all full shares and a check for the value of any partial shares. Alternatively, the participant may elect to receive the value of this common stock in cash. The value of any investments in other funds will be distributed in cash by a check unless the participant elects to have these amounts converted to Company stock prior to distribution. All in-service withdrawals are distributed in cash.

     Participant loans
     A participant may borrow before-tax and/or after-tax vested account balances. The minimum loan amount is $1,000; the maximum amount is the lesser of $50,000 less the highest outstanding loan balance under the Plan during the last 12 months, or 50% of the vested account balance. The interest rate is set at the prime rate plus one percentage point. Once the loan has been granted, the interest rate is fixed for the entire term of the loan. The term of the loan for the purchase of a principal residence may be up to 10 years; the term of a loan for any other reason may not exceed 5 years.

     Expenses
     Under the Plan, participants are charged an annual recordkeeping fee in addition to a loan fee, if applicable. The recordkeeping fee is charged against earnings on the participants' investments. All other fees of the Plan are paid first by forfeitures of nonvested account balances and then by the Company.

     Amendment or termination of the Plan
     The Company anticipates that the Plan will continue without interruption, but reserves the right to terminate its participation in the Plan subject to provisions of ERISA. If the Plan terminates, the Investment Committee will direct an accounting and distribution of all amounts held in the trust to the participants and beneficiaries. The distributions will be made in a lump-sum to each participant or beneficiary in the Plan account as of the termination date. This distribution will take place no later than one year subsequent to the Plan termination.

2.     Summary of significant accounting policies

     Basis of accounting
     The Plan's financial statements are prepared on the accrual basis of accounting.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

     Investment valuation
     Investments in common stock, U.S. government securities and corporate debt instruments are stated at fair value based on the quoted market price at June 30, 1997; June 30, 1996; and

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 1997
Page 11
----------------------------------------------------------------------

March 31, 1996, respectively. Investments in interest bearing cash, insurance contracts, and interests in common/collective trusts are stated at fair value as determined by the trustee. Participant loans are valued at cost which approximates fair value.

     Security transactions and investment income
     Investment purchases and sales, and related realized gains or losses, are recorded on the valuation date. Interest and dividend income are also recorded as of the valuation date. Net realized and unrealized appreciation in fair value of investments is comprised of the change in market value compared to the cost of investments retained in the Plan, and realized gains and losses on security transactions which represent the difference between proceeds and cost.

3.     Federal income tax status

     In 1995, the Internal Revenue Service issued a determination letter that the Plan meets the "qualified plan" requirements of the Internal Revenue Code for exemption from federal income taxes. The Company has applied for a determination letter for the Plan as most recently amended, and the Company believes that the Plan continues to meet those requirements and is operating in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.  Benefit obligations

     Benefit obligations for persons who have taken withdrawals from the Plan are as follows:

                                        June 30,      June 30,    March 31,
                                           1997          1996        1996

The Earthgrains Company Stock Fund      $ 54,922    $    1,207      $    -
Anheuser-Busch Stock Fund                 50,638        13,567
Fidelity Money Market Trust Fund           2,197         1,103
Fidelity Intermediate Bond Fund            3,693         1,667
Fidelity U.S. Equity Index Portfolio      31,832         5,619
Fidelity Asset Manager Fund                6,165         5,308
Fidelity Contra Fund                       1,207             -            -
                                        --------     ---------    ---------
     Total                              $150,654     $  28,471    $    -
                                        ========     =========    =========

     In accordance with generally accepted accounting principles, these amounts are not reported as distributions payable in the accompanying financial statements. However, the Department of Labor regulations require that these amounts be reported as liabilities on the Form 5500. Accordingly, net assets available for benefits reported on the Form 5500 is lower than that reflected in the financial statements by the above amounts.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 1997
Page 12
------------------------------------------------------------------------

5.     Transactions with parties-in-interest

     At June 30, 1997, the Plan held shares of The Earthgrains Company common stock. These shares had a total cost of $20,112,962 and total market value of $38,345,398 at June 30, 1997. During the 12 months ended June 30, 1997, transactions with the Company included aggregate purchases and sales totaling $2,928,287 and $375,972, respectively.

     At June 30, 1997, the Plan held shares of Anheuser-Busch common stock. These shares had a total cost of $5,984,453 and total market value of $10,244,638 at June 30, 1997. During the 12 months ended June 30, 1997, transactions with Anheuser-Busch included aggregate purchases and sales totaling $276,156 and $2,713,853, respectively.

     During the 12 months ended June 30, 1997, transactions with Wachovia Bank included aggregate purchases and sales totaling $9,218,878 and $9,216,598, respectively.

     These transactions are allowable parti-in-interest transactions under
Section 408(e) and 408(b)(8) or ERISA and the regulations thereunder.

6.     Notes payable

     In July 1996, the Plan issued $16,804,484 in guaranteed 8% ESOP notes to The Earthgrains Company. Interest is payable quarterly. The ESOP shall have the right to prepay all at any time, or any portion from time to time, of the unpaid principal prior to maturity, without penalty or premium, provided that on each prepayment date, the ESOP shall pay to the order of the Company all accrued and unpaid interest on the principal portion being prepaid to and including the date of such prepayment. Proceeds received from issuance of the notes were used to purchase 513,114 shares of Company common stock. The shares are maintained in the Company Stock Fund and are released and allocated to Plan participants to fund the employer match portion of the Plan, based on calculations specified in the plan document as contributions are made to the Plan. During the 12 months ended June 30, 1997, 450,586 shares were released to participants. At June 30, 1997 the Company Stock Fund held 59,838 unallocated shares.

7.     Subsequent event

     On May 5, 1997, the Earthgrains Board of Directors declared a two-for-one stock split for shareholders of record as of May 30, 1997. The split is effective July 28, 1997 and, therefore, the share amounts in Note 6 do not reflect the stock split.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
   SCHEDULE I
OWNERSHIP/401(k) PLAN
Line 27a-Schedule of Assets Held for Investment Purposes
June 30, 1997
--------------------------------------------------------------------------


   Identity of issue, borrower                                                        Current
     lesser or similar party           Description of investment        Cost           Value
The Earthgrains Company*               Common stock                     $20,112,962   $38,345,398
Anheuser-Busch Companies, Inc.*        Common stock                       5,984,453    10,244,638
Fidelity                               U.S. Equity Index Portfolio        2,656,626     3,346,578
Fidelity                               Asset Manager Fund                   970,172     1,061,911
Fidelity                               Contra Fund                          897,171       982,384
Fidelity                               Intermediate Bond Fund               637,121       639,641
Fidelity                               Money Market Trust Fund              277,279       277,279
Participant Loan Fund*                 Participant loans                    400,707       400,707

*Represents party in interest.


THE EARTHGRAINS COMPANY EMPLOYEE STOCK
  SCHEDULE II
OWNERSHIP/401(k) PLAN
Line 27d-Schedule of Reportable Transactions
12 Months Ended June 30, 1997
---------------------------------------------------------------------------


Identity of                                   Number of       Number     Total cost
party involved      Description of asset      purchases       of sales   of purchases
Anheuser-Busch      Common Stock                               37       $     -
 Companies, Inc.

The Earthgrains     Common Stock               23                         2,928,287
 Company

Wachovia Bank       DTI Short-Term            272             233         9,218,878
                     Investment Fund

Fidelity            U.S. Equity Index          29                         2,859,884
                     Portfolio

Fidelity            Intermediate Bond          26                           956,281
                     Fund

Fidelity            Asset Manager Fund         21                          1,186,513

Fidelity            Contra Fund                21                            897,563




Identity of                                   Total proceeds   Total cost of     Gain or
party involved      Description of asset      from sales       assets sold        (loss)
Anheuser-Busch      Common Stock              $2,708,755        $1,597,125        $1,111,630
 Companies, Inc.

The Earthgrains     Common Stock
 Company

Wachovia Bank       DTI Short-Term            9,216,598         9,216,598
                     Investment Fund

Fidelity            U.S. Equity Index
                     Portfolio

Fidelity            Intermediate Bond
                     Fund

Fidelity            Asset Manager Fund

Fidelity            Contra Fund

